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EMI

RECEIVED
2006 MAY -2 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA PR NEWSWIRE DISCLOSE

ER 06/36

Company Announcements Office,
London Stock Exchange.

21st April, 2006.

SUPPL

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by The Goldman Sachs Group, Inc., in a letter dated and received by fax on 21st April 2006, that The Goldman Sachs Group, Inc. and its subsidiaries have increased their holdings such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as of 19th April 2006, held 24,934,087 shares, being 3.14% of the shares in issue. We were further notified that 4,165,540 shares were held by Goldman, Sachs & Co. and 20,768,547 shares were beneficially owned by Goldman Sachs International, both being subsidiaries of The Goldman Sachs Group, Inc.

PROCESSED
MAY 04 2006

dlw 5/2